NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 14, 2006

SONIC GRANTS OPTIONS TO NEW APPOINTEE

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced the Company has granted 200,000 stock options to a new senior management appointee. The options have an exercise price of $1.00 per share. Grant of options is subject to regulatory and exchange approval.

About Sonic Environmental Solutions Inc.
Sonic markets both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs) and the PCB Sonoprocess™ technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing a non-thermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials. Sonic also develops proprietary SonoprocessTM applications using the enhancement of sonic energy generated by its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For Further Information, please contact:
Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 ext. 104 Email: lbyspalko@sesi.ca

www.SonicEnvironmental.com